U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34738

LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road,

Chaoyang District, Beijing

People’s Republic of China, 100020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 20, 2018, Luokung Technology Corp. (formerly known as Kingtone Wireless Solution Holding Ltd) amended and restated in Memorandum and Articles of Association by a filing with the Registry of Corporate Affairs of the British Virgin Islands Financial Services Commission to, among other things, change its name to Luokung Technology Corp. and create a class of preferred stock (the “A&R Memorandum”).

The above description of the A&R Memorandum is qualified in its entirety by reference to the complete text of the A&R Memorandum, which is filed herewith as Exhibit 3.1.

Luokung Technology Corp. is also furnishing under the cover of Form 6-K a press release as Exhibit 99.1 hereto.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

3.1	Amended and Restated Memorandum and Articles of Association, dated August 20, 2018.

99.1*	Press release, dated August 22, 2018, by Luokung Technology Corp. announcing the closing of the asset exchange agreement and the change of its name.

* Furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUOKUNG TECHNOLOGY CORP.

August 22, 2018	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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